                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-114796

                        [CSX TRANSPORTATION, INC. LOGO]

                      [CONSOLIDATED RAIL CORPORATION LOGO]

                        [NORFOLK SOUTHERN RAILWAY LOGO]

                              First Supplement To

               The Offer To Exchange And Solicitation Of Consents
                         Originally Dated July 26, 2004

CONSOLIDATED RAIL CORPORATION (CONRAIL), CSX TRANSPORTATION, INC. (CSXT) AND NORFOLK SOUTHERN RAILWAY COMPANY (NSR) HAVE INCREASED THE CASH CONSIDERATION AND AMENDED CERTAIN TERMS OF THEIR OFFER TO EXCHANGE AND SOLICITATION OF CONSENTS FOR CONRAIL'S 9 3/4% DEBENTURES DUE JUNE 15, 2020 AND CONRAIL'S 7 7/8% DEBENTURES DUE MAY 15, 2043

                          ---------------------------

THIS EXCHANGE OFFER AND CONSENT SOLICITATION (AS AMENDED BY THIS SUPPLEMENT, THE "EXCHANGE OFFER AND CONSENT SOLICITATION") WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 23, 2004, UNLESS WE EXTEND IT. WE REFER TO THIS DATE AND TIME IN THE PROSPECTUS AND CONSENT SOLICITATION STATEMENT AND THIS SUPPLEMENT, IF AND AS IT IS EXTENDED, AS THE "EXPIRATION DATE."

                          ---------------------------
This first supplement to the offer to exchange and solicitation of consents (the "Supplement") supplements our Prospectus and Consent Solicitation Statement dated July 26, 2004 (collectively with the Supplement, the "Prospectus and Consent Solicitation Statement"). Unless otherwise defined herein, capitalized terms used herein have the same meanings as in the Prospectus and Consent Solicitation Statement. Except as set forth herein, the terms and conditions of this exchange offer and consent solicitation remain as set forth in the Prospectus and Consent Solicitation Statement.

Conrail, CSXT and NSR have increased the Cash Payments in this exchange offer and consent solicitation as to each series of Conrail Debentures to be as follows:

                     CONRAIL DEBENTURES                         CASH PAYMENT+
                  (ELIGIBLE FOR EXCHANGE)                       -------------
                  -----------------------
9 3/4% Debentures Due June 15, 2020.........................       $15.00
7 7/8% Debentures Due May 15, 2043..........................       $22.25

+ Per $1,000 of Conrail Debentures validly tendered. The Cash Payment will only be paid to holders who validly tender and do not withdraw their Conrail Debentures on or prior to the expiration date and to the extent such Conrail Debentures are accepted for exchange.

In addition, CSXT and NSR have agreed to add additional covenants to the proposed New CSXT Indenture and the proposed New NSR Indenture, respectively; and as a result such indentures are amended as described herein. For a discussion of the changes to the New CSXT Indenture, please refer to the CSXT Appendix Supplement attached hereto. For a discussion of the changes to the New NSR Indenture, please refer to the NSR Appendix Supplement attached hereto.

The procedures for tendering or withdrawing Conrail Debentures have not been changed. The revised letter of consent/transmittal, which is being delivered herewith, reflects the increased Cash Payment. Holders may validly tender their notes using either the original or revised letter of consent/transmittal. All holders who validly tender their notes in accordance with the terms of this exchange offer and consent solicitation and are eligible to receive a Cash Payment will receive the increased Cash Payment, including those who have tendered on or prior to the date hereof using the original letter of consent/transmittal.

We had discussions with an ad hoc committee that has advised us that it represents holders of approximately $477 million in aggregate principal amount of Conrail Debentures. Based on the commitment by Conrail, CSXT and NSR to increase the Cash Payment and amend the other terms of this exchange offer and consent solicitation as noted above, the members of this committee have committed to tender their Conrail Debentures into this exchange offer and consent solicitation. If the members of the committee validly tender and do not withdraw their Conrail Debentures on or prior to the Expiration Date, the condition to this exchange offer and consent solicitation requiring the consent of holders of more than 50% of the aggregate principal amount of the Conrail Debentures would be satisfied.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THIS EXCHANGE OFFER AND CONSENT SOLICITATION OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          ---------------------------
    The Dealer Manager for this exchange offer and consent solicitation is:

                                 MORGAN STANLEY

                 This first supplement is dated August 9, 2004

                               TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION.....        i
IMPORTANT INFORMATION REGARDING THE CSXT
  AND NSR APPENDICES....................       ii
SUMMARY.................................        1
SELECTED HISTORICAL FINANCIAL DATA OF
  CONRAIL...............................        2
UNAUDITED PRO FORMA FINANCIAL
  INFORMATION OF CONRAIL................        3
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS OF CONRAIL.................        7

CSXT APPENDIX SUPPLEMENT .........   CSXT-1
NSR APPENDIX SUPPLEMENT...........    NSR-1
INDEX TO CONRAIL FINANCIAL
  STATEMENTS......................      F-1

                            ------------------------

     You should rely only on information contained in the Prospectus and Consent Solicitation Statement, as supplemented hereby, including with respect to the registration statement filed by CSXT and NYC Newco, only the CSXT Appendix attached thereto, as supplemented hereby, and with respect to the registration statement filed by NSR and PRR Newco, only the NSR Appendix attached thereto, as supplemented hereby. No one is authorized to provide you with information that is different from that contained in the Prospectus and Consent Solicitation Statement, as supplemented hereby, and the CSXT and NSR Appendices attached thereto, as supplemented hereby. We do not intend for the contents of any websites referred to in the Prospectus and Consent Solicitation Statement or this supplement to be part of the Prospectus and Consent Solicitation Statement, as supplemented hereby.

     CSXT and NSR are offering the New Exchange Notes only in jurisdictions where offers and sales are permitted. In addition, Conrail is soliciting consents from holders of Conrail Debentures only in jurisdictions where consent solicitations are permitted. The information contained in the Prospectus and Consent Solicitation Statement, as supplemented hereby, is accurate only as of the date of this supplement regardless of the time of delivery of the Prospectus and Consent Solicitation Statement, this supplement or of any sale of the New Exchange Notes.

                      WHERE YOU CAN FIND MORE INFORMATION

     The Appendices to the original Prospectus and Consent Solicitation Statement dated July 26, 2004, incorporate important business and financial information about CSXT, NYC Newco, NSR and PRR Newco, respectively, that is not contained in or delivered with the original Prospectus and Consent Solicitation Statement dated July 26, 2004, as supplemented hereby.

      -- For information with respect to where you can find or obtain more information about CSXT and NYC Newco, please refer to the CSXT Appendix attached to the original Prospectus and Consent Solicitation Statement dated July 26, 2004.

      -- For information with respect to where you can find or obtain more information about NSR and PRR Newco, please refer to the NSR Appendix attached to the original Prospectus and Consent Solicitation Statement dated July 26, 2004.

     TO OBTAIN TIMELY DELIVERY OF ANY REQUEST FOR FILINGS OR OTHER DOCUMENTS, THE REQUEST MUST BE MADE NOT LATER THAN FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE.

     The Prospectus and Consent Solicitation Statement, as supplemented hereby, is included in two registration statements, each of which has been separately filed on Form S-4 with the Securities and Exchange Commission, or "SEC," under the Securities Act of 1933, as amended, including the rules and regulations thereto, or the "Securities Act," by (i) CSXT and NYC Newco and (ii) NSR and PRR Newco. As permitted by the SEC, the Prospectus and Consent Solicitation Statement, as supplemented hereby, does not contain all of the information included in the registration statements filed with the SEC. You may refer to the registration statements including any post-effective amendments relating to this Supplement for more information.

          IMPORTANT INFORMATION REGARDING THE CSXT AND NSR APPENDICES

     Information contained in the Prospectus and Consent Solicitation Statement, as supplemented hereby, was prepared by CSXT, NSR, Conrail and their respective affiliates.

     Information contained in the CSXT Appendix, as supplemented hereby, attached to the Prospectus and Consent Solicitation Statement, as supplemented hereby, was prepared solely by CSXT and its affiliates. NSR did not participate in preparing the CSXT Appendix attached thereto, and supplemented hereby, and did not make any due diligence inquiry or any other independent investigation with respect to the information contained in the CSXT Appendix attached thereto, and supplemented hereby. Accordingly, NSR disclaims any responsibility for the CSXT-specific information contained in the CSXT Appendix attached thereto, and supplemented hereby, or elsewhere in the Prospectus and Consent Solicitation Statement, as supplemented hereby.

     Similarly, information contained in the NSR Appendix attached to the Prospectus and Consent Solicitation Statement, as supplemented hereby, was prepared solely by NSR and its affiliates. CSXT did not participate in preparing the NSR Appendix attached thereto, and supplemented hereby, and did not make any due diligence inquiry or any other independent investigation with respect to the information contained in the NSR Appendix attached thereto, and supplemented hereby. Accordingly, CSXT disclaims any responsibility for the NSR-specific information contained in the NSR Appendix attached thereto, and supplemented hereby, or elsewhere in the Prospectus and Consent Solicitation Statement, as supplemented hereby.
                            ------------------------

                                    SUMMARY

     The following discussion supplements the "Summary" section of the Prospectus and Consent Solicitation Statement on pages 11 and 13 thereto.

            RANKING OF THE INDEBTEDNESS OF CSX TRANSPORTATION, INC.
                      AND NORFOLK SOUTHERN RAILWAY COMPANY

CSX TRANSPORTATION, INC. RANKING

     The New CSXT Notes will be senior unsecured obligations of NYC Newco and CSXT and will rank equally with all existing and future senior unsecured indebtedness of NYC Newco and CSXT, if any.

     As of June 25, 2004, CSXT would have had approximately $1,348 million of total indebtedness outstanding if holders of 100% of the Conrail Debentures had validly tendered and not withdrawn their Conrail Debentures in connection with the exchange offer and consent solicitation and the Conrail Spin Off Transactions were consummated as of that date. Following the assumption by CSXT of NYC Newco's obligations under the New CSXT Notes, the New CSXT Notes will be subordinated to any secured indebtedness of CSXT, to the extent of the assets securing that indebtedness, and structurally subordinated to all existing and future obligations of subsidiaries of CSXT, including claims with respect to trade payables. As of June 25, 2004, CSXT had approximately $761 million of secured indebtedness and its subsidiaries had approximately $1 million of unsecured indebtedness, each of which would rank senior to the New CSXT Notes. Of the $761 million of secured indebtedness outstanding of CSXT, subsidiaries of CSXT had approximately $30 million of secured indebtedness outstanding as of June 25, 2004. In addition, as of June 25, 2004, CSXT had approximately $2,662 million of intercompany liabilities due to CSX and $528 million of intercompany liabilities due to other affiliates of CSXT, each of which would rank equally with or junior to the New CSXT Notes.

     The New CSXT Notes rank senior to all subordinated indebtedness of NYC Newco, and following the assumption of the obligations of NYC Newco with respect thereto by CSXT, the New CSXT Notes will rank senior to all subordinated indebtedness of CSXT then outstanding.

NORFOLK SOUTHERN RAILWAY COMPANY RANKING

     The New NSR Notes will be senior unsecured obligations of PRR Newco and NSR and will rank equally with all existing and future senior unsecured indebtedness of PRR Newco and NSR, if any.

     As of June 30, 2004, NSR would have had approximately $1,654 million of total indebtedness outstanding if holders of 100% of the Conrail Debentures had validly tendered and not withdrawn their Conrail Debentures in connection with this exchange offer and consent solicitation and the Conrail Spin Off Transactions were consummated as of that date. Following the assumption by NSR of PRR Newco's obligations under the New NSR Notes, the New NSR Notes will be subordinated to any secured indebtedness of NSR, to the extent of the assets securing that indebtedness, and structurally subordinated to all existing and future obligations of subsidiaries of NSR, including claims with respect to trade payables. As of June 30, 2004, NSR had approximately $818 million of secured indebtedness on a consolidated basis which would rank senior to the New NSR Notes. As of June 30, 2004, subsidiaries of NSR had no outstanding indebtedness. In addition, as of June 30, 2004, NSR had $863 million of intercompany liabilities due to NSC which would rank equally with or junior to the New NSR Notes.

     The New NSR Notes will be senior in right of payment to all existing and future subordinated indebtedness, including $8 million aggregate principal amount of guarantees of NSR outstanding as of June 30, 2004.

                 SELECTED HISTORICAL FINANCIAL DATA OF CONRAIL

     The following table sets forth selected historical financial data of Conrail. The consolidated statements of operations data for the six months ended June 30, 2004 and 2003 and the consolidated balance sheet data as of June 30, 2004 have been derived from Conrail unaudited consolidated financial statements which are not included in the Prospectus and Consent Solicitation Statement, as supplemented hereby. The consolidated statements of operations data for the years ended December 31, 2003, 2002 and 2001, and the consolidated balance sheet data as of December 31, 2003 and 2002, have been derived from Conrail's audited consolidated financial statements which are included in the Prospectus and Consent Solicitation Statement, as supplemented hereby. The consolidated balance sheet data as of June 30, 2003 has been derived from our unaudited consolidated financial statements which are not included in the Prospectus and Consent Solicitation Statement, as supplemented hereby. The consolidated statements of operations data for the years ended December 31, 2000 and 1999, and the consolidated balance sheet data as of December 31, 2001, 2000 and 1999, are derived from Conrail's audited consolidated financial statements not included or incorporated by reference in the Prospectus and Consent Solicitation Statement, as supplemented hereby. This data should be read in conjunction with the unaudited pro forma financial information, related notes and other financial information included in the Prospectus and Consent Solicitation Statement, as supplemented hereby.

                                     SIX MONTHS
                                   ENDED JUNE 30,         FOR THE YEARS ENDED DECEMBER 31,
                                   ---------------   -------------------------------------------
                                    2004     2003     2003     2002     2001     2000    1999(A)
                                   ------   ------   ------   ------   ------   ------   -------
                                                          ($ IN MILLIONS)
RESULTS OF OPERATIONS
Railway operating revenues.......  $  466   $  457   $  918   $  893   $  903   $  985   $2,168
Railway operating expenses.......     323      328      659      623      639      749    2,033
                                   ------   ------   ------   ------   ------   ------   ------
Income from railway operations...     143      129      259      270      264      236      135
Interest expense.................     (49)     (50)     (99)    (104)    (109)    (124)    (151)
Other income, net................      54       41       95       92       96      149       76
                                   ------   ------   ------   ------   ------   ------   ------
Income from continuing operations
  before income taxes and
  accounting change(s)...........     148      120      255      258      251      261       60
Provision for income taxes.......      54       44       93       71       81       94       19
                                   ------   ------   ------   ------   ------   ------   ------
Income from continuing operations
  before accounting change(s)....      94       76      162      187      170      167       41
Cumulative effect of change(s) in
  accounting principle(s)(b).....      (1)      40       40       --       --       --       --
                                   ------   ------   ------   ------   ------   ------   ------
     Net income..................  $   93   $  116   $  202   $  187   $  170   $  167   $   41
                                   ======   ======   ======   ======   ======   ======   ======
FINANCIAL POSITION (AS OF PERIOD
  END)
Total assets.....................  $8,154   $8,075   $8,101   $8,040   $7,958   $7,939   $8,284
Total long-term debt, including
  current maturities.............   1,139    1,158    1,125    1,180    1,216    1,290    1,621
Stockholder's equity.............   4,444    4,237    4,350    4,120    3,990    3,887    3,278
OTHER
Capital expenditures.............  $    9   $   16   $   35   $   23   $   47   $  220   $  176
Employees--end of period.........   1,296    1,375    1,346    1,415    1,544    1,750    2,315

------------

(a) The operations of Conrail substantially changed beginning June 1, 1999, when CSXT and NSR began operating a portion of Conrail's properties under operating agreements. Effective on that date, Conrail's major source of operating revenues became operating fees and lease rentals from CSXT and NSR. The composition of Conrail's operating expenses was also impacted by the change in operations. As a result, Conrail's 1999 results reflect both freight railroad operations through May 31, 1999 and Conrail's newly restructured operations thereafter.
(b) Net income in 2004 reflects a cumulative effect accounting change related to the consolidation of a locomotive leasing company that decreased net income by $1 million. Net income in 2003 reflects a cumulative effect accounting change related to the cost to remove railroad crossties that increased net income by $40 million.

              UNAUDITED PRO FORMA FINANCIAL INFORMATION OF CONRAIL

     The unaudited pro forma financial information set forth below gives effect to the Conrail Spin Off Transactions and the assumptions described in the accompanying notes. This unaudited pro forma consolidated financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the Conrail Spin Off Transactions occurred on the dates indicated. In addition, the unaudited pro forma consolidated financial information does not purport to project the future financial position or operating results of Conrail. The unaudited condensed pro forma consolidated balance sheet has been prepared giving effect to the Conrail Spin Off Transactions as if such transactions had occurred on June 30, 2004. The unaudited pro forma consolidated statements of operations have been prepared as if the Conrail Spin Off Transactions had occurred on January 1, 2003. The unaudited pro forma financial information is based on historical financial information.

       CONRAIL UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                                   SIX MONTHS ENDED JUNE 30, 2004           YEAR ENDED DECEMBER 31, 2003
                                -------------------------------------   -------------------------------------
                                HISTORICAL   ADJUSTMENTS    PRO FORMA   HISTORICAL   ADJUSTMENTS    PRO FORMA
                                ----------   -----------    ---------   ----------   -----------    ---------
                                                               ($ IN MILLIONS)
Operating revenues............     $466         $(286)(a),(b)   $180       $918         $(562)(a),(b)   $356
Operating expenses:
  Compensation and benefits...       91            --           91          168            --          168
  Material, services and
    rents.....................       57            --           57          119            (1)(d)      118
  Depreciation and
    amortization..............      158          (146)(c)       12          329          (302)(c)       27
  Fuel........................        4            (1)(d)        3            7            (1)(d)        6
  Casualties and insurance....        7            (2)(d)        5           17            --           17
  Other.......................        6            --            6           19            (6)(d)       13
                                   ----         -----         ----         ----         -----         ----
    Total operating
      expenses................      323          (149)         174          659          (310)         349
                                   ----         -----         ----         ----         -----         ----
    Income from operations....      143          (137)           6          259          (252)           7
Interest expense..............      (49)        37(e)          (12)         (99)        73(e)          (26)
Other income, net.............       54           (16)(f),(g),(h)     38      95          (13)(f),(g),(h)     82
                                   ----         -----         ----         ----         -----         ----
    Income before income taxes
      and accounting
      change(s)...............      148          (116)          32          255          (192)          63
Provision for income taxes....       54           (42)(i)       12           93           (70)(i)       23
                                   ----         -----         ----         ----         -----         ----
    Income before accounting
      change(s)...............     $ 94         $ (74)        $ 20         $162         $(122)        $ 40
                                   ====         =====         ====         ====         =====         ====

------------

The following adjustments record the various income and expense effects of the Conrail Spin Off Transactions. All amounts recorded are based on historical information.

(a) To record decreases of $306 million for the six months ended June 30, 2004 and $602 million for the year ended December 31, 2003, related to the cancellation of operating and lease agreements of NYC and PRR with CSXT and NSR, respectively, as a result of the Conrail Spin Off Transactions.
(b) To record additional revenue of $20 million for the six months ended June 30, 2004 and $40 million for the year ended December 31, 2003, related to sublease transactions with CSXT and NSR.
(c) To record the decreases in depreciation expense related to the transfer of net property and equipment of NYC and PRR to CSXT and NSR, respectively.
(d) To record the transfer of various expenses of NYC and PRR to CSXT and NSR, respectively.
(e) To record the decreases in interest expense related to the cancellation of Conrail Debentures, assuming all holders validly tender.
(f) To record the decrease in interest income of $11 million for the six months ended June 30, 2004 and $17 million for the year ended December 31, 2003, related to the transfer of Notes Receivable of NYC and PRR to CSXT and NSR, respectively.
(g) To record additional interest income of $10 million for the six months ended June 30, 2004 and $25 million for the year ended December 31, 2003, related to sublease transactions with CSXT and NSR.

(h) To record the decrease of $15 million for the six months ended June 30, 2004 and $21 million for the year ended December 31, 2003 related to the transfer of other income, principally equity in earnings of affiliated companies of NYC and PRR to CSXT and NSR, respectively.
(i) To record $42 million for the six months ended June 30, 2004 and $70 million for the year ended December 31, 2003 for the tax effects of the above adjustments at Conrail's statutory tax rate of 39.2%.

Certain of the above adjustments would be different if less than all holders of Conrail Debentures validly tender, and do not withdraw, their Conrail Debentures in this exchange offer and consent solicitation. If 51% of holders validly tender, and do not withdraw, their Conrail Debentures in this exchange offer and consent solicitation, the amount for adjustment (e) would be reduced to $19 million for the six months ended June 30, 2004 and $37 million for the year ended December 31, 2003, and the amount for adjustment (i) would be increased to $49 million for the six months ended June 30, 2004 and $83 million for the year ended December 31, 2003.

If 75% of holders validly tender, and do not withdraw, their Conrail Debentures in this exchange offer and consent solicitation, the amount for adjustment (e) would be reduced to $28 million for the six months ended June 30, 2004 and $55 million for the year ended December 31, 2003, and the amount for adjustment (i) would be increased to $46 million for the six months ended June 30, 2004 and $76 million for the year ended December 31, 2003.

        CONRAIL UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET

                                                                AS OF JUNE 30, 2004
                                                       --------------------------------------
                                                       HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                       ----------   -----------     ---------
                                                                  ($ IN MILLIONS)
ASSETS
Current Assets:
  Cash and cash equivalents..........................    $   25       $    (4)(a)    $   21
  Accounts receivable, net...........................        29             2(a)         31
  Due from NSR/CSXT..................................       143             2(b),(c)     145
  Material and Supplies..............................        10          --              10
  Deferred tax assets................................        45          --              45
  Other current assets...............................        18            (9)(a)         9
                                                         ------       -------        ------
     Total current assets............................       270            (9)          261
Investments..........................................       296          (296)(d)      --
Property and Equipment, net..........................     6,001        (5,447)(e)       554
Notes Receivable from NSC/CSX........................     1,374        (1,374)(f)      --
Other Assets.........................................       213           289(g)        502
                                                         ------       -------        ------
     Total Assets....................................    $8,154       $(6,837)       $1,317
                                                         ======       =======        ======
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable...................................    $   28       $    (3)(h)    $   25
  Current maturities of long-term debt...............        61          --              61
  Due to NSC/CSX.....................................         5            55(i)         60
  Wages and employee benefits........................        26          --              26
  Casualty reserves..................................        39          --              39
  Accrued and other current liabilities..............        91           (11)(j)        80
                                                         ------       -------        ------
     Total Current Liabilities.......................       250            41           291
Long-term debt.......................................     1,078          (800)(k)       278
Casualty reserves....................................       112          --             112
Deferred income taxes................................     1,811        (1,507)(l)       304
Other liabilities....................................       459           (19)(m)       440
                                                         ------       -------        ------
     Total liabilities...............................     3,710        (2,285)        1,425
                                                         ------       -------        ------
Stockholder's equity.................................     4,444        (4,552)(n)      (108)
                                                         ------       -------        ------
     Total liabilities and stockholder's equity......    $8,154       $(6,837)       $1,317
                                                         ======       =======        ======

------------

The following adjustments reflect the transfer of ownership of NYC and PRR assets and liabilities to CSXT and NSR, respectively, and other transactions, as a result of the Conrail Spin Off Transactions. All amounts are based on historical information.

(a)To record the transfer of cash and other current assets of NYC and PRR to CSXT and NSR, respectively.
(b)To record current receivables, principally sublease receivables of $56 million, from CSXT and NSR.
(c)To record cancellation of operating and lease agreement receivables of $54 million of NYC and PRR with CSXT and NSR, respectively.
(d)To record the transfer of investments of NYC and PRR to CSXT and NSR, respectively.
(e)To record the transfer of net property and equipment of NYC and PRR to CSXT and NSR, respectively.
(f)To record the transfer of Notes Receivable of NYC and PRR to CSXT and NSR, respectively.
(g)To record noncurrent receivables, principally sublease receivables from CSXT and NSR.
(h)To record the transfer of miscellaneous payables of NYC and PRR to CSXT and NSR, respectively.
(i)To recognize capital project advances from NYC and PRR to Conrail which were formerly intercompany transactions with NYC and PRR.

(j)To record the transfer of accrued payables of NYC and PRR to CSXT and NSR, respectively.
(k)To record the decrease in debt principal related to the cancellation of the Conrail Debentures, assuming all holders validly tender.
(l)To record the transfer of deferred tax liabilities of NYC and PRR to CSXT and NSR, respectively.
(m)To record the transfer of other liabilities of NYC and PRR to CSXT and NSR, respectively.
(n)To recognize net impact resulting from the above transactions.

Certain of the above adjustments would be different if less than all holders of Conrail Debentures validly tender, and do not withdraw, their Conrail Debentures in this exchange offer and consent solicitation. If 51% of holders validly tender, and do not withdraw, their Conrail Debentures in this exchange offer and consent solicitation, the amount for adjustment (k) would be reduced to $408 million and the amount for adjustment (n) would be increased to $4,944 million. If 75% of holders validly tender, and do not withdraw, their Conrail Debentures in this exchange offer and consent solicitation, the amount for adjustment (k) would be reduced to $600 million and the amount for adjustment (n) would be increased to $4,752 million.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS OF CONRAIL

     The following analysis relates to the results of operations of Conrail and its majority owned subsidiaries and should be read in conjunction with Conrail's consolidated financial statements and notes thereto for the year ended December 31, 2003. Except for the historical information contained herein, the matters discussed below are forward-looking statements that involve risks and uncertainties that may cause actual results to differ materially from those expressed in the statements.

RESULTS OF OPERATIONS

  OVERVIEW

     Three and Six Months Ending June 30, 2004 Compared with Three and Six Months Ending June 30, 2003

     Conrail reported net income of $49 million for the second quarter of 2004, an increase of $10 million, or 25.6%, compared with the second quarter of 2003. The increase is principally due to higher income from operations.

     For the six months ended June 30, 2004, Conrail reported net income of $93 million compared with $116 million for the same 2003 period. The decrease reflects the absence of a favorable net cumulative effect accounting change adjustment of $40 million included in net income for 2003 partially offset by increases in operating income and other income, net.

  OPERATING REVENUES

     Operating revenues (primarily rental revenues and operating fees) for the second quarter of 2004 were $236 million, an increase of $5 million, or 2.2%, compared with same 2003 period.

     For the six months ended June 30, 2004, operating revenues were $466 million, an increase of $9 million, or 2.0%, versus the same 2003 period.

  OPERATING EXPENSES

     Operating expenses for the second quarter of 2004 were $162 million, a decrease of $3 million or 1.8%, compared with the prior year, as discussed below.

     For the six months ended June 30, 2004, operating expenses were $323 million, a decrease of $5 million, or 1.5%, versus the same 2003 period.

     Compensation and benefits increased $3 million, or 7.0%, for the second quarter of 2004 and $6 million, or 7.1%, for the six months ended June 30, 2004, compared with the same 2003 periods. Both variances are principally attributable to increased pension expense.

     Material, services and rents decreased $2 million, or 6.5%, in the second quarter of 2004 and $5 million , or 8.1%, for the six months ended June 30, 2004, compared with the same 2003 periods. The decreases are primarily due to reduced legal fees and other purchased services.

     Depreciation and amortization decreased $6 million, or 7.1%, in the second quarter of 2004 and $8 million or 4.8%, for the first six months, compared with the same 2003 periods. The decreases primarily reflect asset retirements.

     Casualties and insurance increased $5 million in the second quarter of 2004 and $6 million for the six months ended June 30, 2004, compared with the same 2003 periods. The increases are attributable to an adjustment in environmental reserves and less favorable occupational claim experience.

     Other operating expenses decreased $3 million in the second quarter of 2004 and $4 million for the six months ended June 30, 2004, compared with the same 2003 periods. The decrease is principally related to a favorable property tax adjustment recognized in the second quarter of 2004.

  OTHER INCOME, NET

     Other Income, net, increased $7 million, or 33.3%, in the second quarter of 2004 and $13 million, or 31.7%, for the six months ended June 30, 2004, compared with the same 2003 periods. The increases are primarily due to increased equity in earnings of affiliates and interest income.

FINANCIAL CONDITION AND LIQUIDITY

     Six Months Ending June 30, 2004 Compared with Six Months Ending June 30,
2003

  OPERATING ACTIVITIES

     Conrail's operating activities provided cash of $184 million for the six months ended June 30, 2004, compared with $197 million for the same 2003 period. The small decrease is principally attributable to changes in working capital.

     Cash generated from operations is the principal source of liquidity and is primarily used for debt repayments and capital expenditures.

  INVESTING ACTIVITIES

     Net cash used in investing activities was $150 million for the six months ended June 30, 2004, compared to $179 million for the same 2003 period. The principal activity is investment in interest bearing notes receivable due from NSC and CSX.

     Capital expenditures were $9 million for the six months ended June 30, 2004, compared to $16 million for the same 2003 period.

  FINANCING ACTIVITIES

     Debt payments totaled $18 million for the six months ended June 30, 2004, compared to $21 million for the same 2003 period.

  WORKING CAPITAL

     Conrail had working capital of $20 million at June 30, 2004 compared to a working capital deficit of $29 million at December 31, 2003. A working capital deficit is not unusual for Conrail and does not indicate a lack of liquidity. Conrail continues to maintain adequate current assets to satisfy current liabilities and maturing obligations when they come due and has sufficient financial capacity to manage its day-to-day cash requirements and any obligations arising from legal, tax and other regulatory rulings.

                                                                          CSXT
APPENDIX SUPPLEMENT

                               TABLE OF CONTENTS

                                                               PAGE
                                                              -------
Unaudited Pro Forma Financial Information...................  CSXT-1
Capitalization..............................................  CSXT-5
Ratio of Earnings to Fixed Charges..........................  CSXT-6
Computation of Ratio of Earnings to Fixed Charges...........  CSXT-6
Description of the New CSXT Notes...........................  CSXT-7
  Consolidation, Merger, Conveyance, Transfer or Lease......  CSXT-7
  Corporate Existence and Conduct of Business...............  CSXT-9
  Reporting Obligations of the CSXT Obligor.................  CSXT-9
Comparison of the New CSXT Notes and the Conrail
  Debentures................................................  CSXT-10
  Consolidation, Merger, Conveyance, Lease or Transfer......  CSXT-10

                                      CSXT-i

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The unaudited pro forma financial information set forth below gives effect to the Conrail Spin Off Transactions and the assumptions described in the accompanying notes. This pro forma consolidated financial information is not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading "Management's Narrative Analysis of the Results of Operations" in CSXT's Annual Report on Form 10-K for the year ended December 26, 2003, and in CSXT's Quarterly Report on Form 10-Q for the six months ended June 25, 2004 which are incorporated by reference into the Prospectus and Consent Solicitation Statement as supplemented hereby, the section entitled "Capitalization" herein and the selected financial data and related notes included elsewhere in the Prospectus and Consent Solicitation Statement, as supplemented hereby.

     The unaudited pro forma consolidated balance sheet presented below adjusts the historical consolidated balance sheet of CSXT, giving effect to the merger of NYC with and into CSXT, as contemplated by the Conrail Spin Off Transactions, as if such merger had occurred on June 25, 2004. The unaudited pro forma consolidated income statements presented below adjusts the historical income statement of CSXT as if the merger of NYC with and into CSXT, as contemplated by the Conrail Spin Off Transactions, had occurred on December 28, 2002 (beginning of fiscal year). CSXT has adjusted the historical consolidated financial information to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the income statement, expected to have a continuing impact on the combined results. You should read this information in conjunction with:

      -- the accompanying notes to the unaudited pro forma financial information; and

      -- the separate historical financial statements of CSXT as of and for the six months ended June 25, 2004 and for the year ended December 26, 2003 incorporated by reference into the prospectus and consent solicitation statement.

     The unaudited pro forma consolidated financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the merger of NYC with and into CSXT, as contemplated by the Conrail Spin Off Transactions, been consummated on the dates indicated. In addition, the unaudited pro forma financial information does not purport to project the future financial position or operating results of the combined company.

     The following unaudited pro forma financial information has been prepared assuming that the fair value of the direct ownership interest in NYC being obtained by CSX (and ultimately CSXT) equals the carrying amount of the indirect ownership interests in PRR being forgone by CSX as a result of the Conrail Spin Off Transactions. CSX and NSC are progressing toward ascertaining the fair value effects of the Conrail Spin Off Transactions, which will be reflected in the accounting for the Conrail Spin Off Transactions, once consummated and that analysis has been completed. Accordingly, the amounts ultimately reflected in CSXT's financial statements could differ materially from the amounts shown in the following unaudited pro forma information. Based on the preliminary results of an appraisal of the NYC assets, the ultimate fair value of those assets recorded upon consummation of the Conrail Spin Off Transactions will likely exceed the amounts shown in the following unaudited pro forma financial information.

     We have excluded pro forma per share information from the tables below because all of the outstanding shares of CSXT are held by CSX and, therefore, such per share information would not be meaningful.

                                      CSXT-1

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                                                 AS OF JUNE 25, 2004
                                                         ------------------------------------
                                                         HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                         ----------   -----------   ---------
                                                                   ($ IN MILLIONS)
ASSETS
Current Assets:
  Cash, Cash Equivalents and Short-term Investments....   $    51       $    1(a)    $    52
  Accounts Receivable -- Net...........................     1,076           (3)(b)     1,073
  Materials and Supplies...............................       162           --           162
  Income Taxes Receivable..............................        31           --            31
  Deferred Income Taxes................................       117           --           117
  Other Current Assets.................................        98           --            98
                                                          -------       ------       -------
     Total Current Assets..............................     1,535           (2)        1,533
Properties -- Net......................................    13,236        5,435(c)     18,671
Affiliates and Other Companies.........................       214          163(d)        377
Other Long-term Assets.................................       708           --           708
                                                          -------       ------       -------
     Total Assets......................................   $15,693       $5,596       $21,289
                                                          =======       ======       =======

LIABILITIES
Current Liabilities:
  Accounts Payable.....................................   $   653           --       $   653
  Labor and Fringe Benefits Payable....................       349           --           349
  Casualty, Environmental and Other Reserves...........       221           --           221
  Current Maturities of Long-term Debt.................        88           30(e)        118
  Income and Other Taxes Payable.......................        73           34(f)        107
  Due to Parent Company................................     2,366         (577)(g)     1,789
  Due to Affiliates....................................       528          (29)(h)       499
  Other Current Liabilities............................        50           --            50
                                                          -------       ------       -------
     Total Current Liabilities.........................     4,328         (542)        3,786
Casualty, Environmental and Other Reserves.............       650            6(i)        656
Long-term Debt.........................................       677          553(e),(j)    1,230
Deferred Income Taxes..................................     3,726        1,822(k)      5,548
Other Long-term Liabilities............................       649            9(l)        658
                                                          -------       ------       -------
     Total Liabilities.................................    10,030        1,848        11,878
                                                          =======       ======       =======
Shareholder's Equity
  Common Stock.........................................       181           --           181
  Other Capital........................................     1,380        3,748(m)      5,128
  Accumulated Other Comprehensive Income...............        47           --            47
  Retained Earnings....................................     4,055           --         4,055
                                                          -------       ------       -------
     Total Shareholder's Equity........................     5,663        3,748         9,411
                                                          -------       ------       -------
     Total Liabilities and Shareholder's Equity........   $15,693       $5,596       $21,289
                                                          =======       ======       =======

------------

The following adjustments record various assets and liabilities of NYC that will be received by CSXT as a result of the Conrail Spin Off Transactions, including the effects of the exchange offer and consent solicitation. The amounts related to the assets and liabilities of NYC are estimated based on the current carrying amounts of CSX's investment in Conrail. The amounts recorded upon consummation of the Conrail Spin Off Transactions will reflect the fair value of the assets and liabilities received and, as a result, could differ from these estimates.

(a) $1 million increase in cash will record cash that will be received by CSXT.
(b) $3 million decrease in Accounts Receivable -- Net eliminates amounts due to CSXT from NYC.
(c) $5,435 million to record properties of NYC received by CSXT. This amount is estimated based on CSX's basis of its investment in Conrail, but will ultimately be recorded based on: (1) CSX's basis for the 42% indirect interest currently held by CSX and (2) the fair value for the 58% interest being received by CSXT through the Conrail Spin Off Transactions. Accordingly, the amount recorded upon consummation of the Conrail Spin Off Transactions could be different. Based on the preliminary results of an appraisal of the NYC assets, the ultimate fair value recorded upon consummation of the Conrail Spin Off Transactions will likely exceed this amount.
(d) $163 million increase in Affiliates and Other Companies will record NYC investments in subsidiaries and affiliates, primarily a leasing company.

                                      CSXT-2

(e) To record $30 million of current maturities and $107 million of long-term debt for liabilities incurred through the Conrail Spin Off Transactions related to the restructuring of Conrail's secured debt.
(f) $34 million increase in Income and Other Taxes Payable will record federal income taxes, state income taxes, property taxes and franchise taxes assumed by CSXT.
(g) $577 million decrease in Due to Parent Company will record the extinguishment of long-term advances to CSX from NYC.
(h) $29 million decrease in Due to Affiliates will eliminate amounts due from CSXT to NYC.
(i) $6 million increase in Casualty, Environmental and Other Reserves is to record environmental liabilities that will be assumed by CSXT.
(j) To record the issuance of the New CSXT Notes in exchange for existing Conrail Debentures as contemplated by the Conrail Spin Off Transactions assuming all holders of Conrail Debentures validly tender, and do not withdraw, their Conrail Debentures. The amount of this adjustment, $446 million, reflects the estimated fair value of the $336 million aggregate principal amount of the New CSXT Notes. The consolidated debt at CSX would be offset by the $577 million reduction in intercompany loans extinguished in the Conrail Spin Off Transactions as discussed in note (g) above.
(k) $1,822 million increase in Deferred Income Tax will record the deferred tax liabilities that will be assumed by CSXT.
(l) $9 million increase in Other Long-term Liabilities to be assumed by CSXT.
(m) $3,748 million increase in Other Capital will record the net impact of the above adjustments.

Certain of the above adjustments would be different if less than all holders of Conrail Debentures validly tender, and do not withdraw, their Conrail Debentures in the exchange offer and consent solicitation. If 51% of holders validly tender, and do not withdraw, their Conrail Debentures in the exchange offer and consent solicitation, the amount for adjustment (j) would be reduced to $388 million, the amount for adjustment (k) would be increased to $1,886 million, and the amount for adjustment (m) would be increased to $3,849 million. If 75% of holders validly tender, and do not withdraw, their Conrail Debentures in the exchange offer and consent solicitation, the amount for adjustment (j) would be reduced to $469 million, the amount for adjustment (k) would be increased to $1,855 million, and the amount for adjustment (m) would be increased to $3,799 million.

                                      CSXT-3

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS

                                 SIX MONTHS ENDED JUNE 25, 2004      FISCAL YEAR ENDED DECEMBER 26, 2003
                              ------------------------------------   ------------------------------------
                              HISTORICAL   ADJUSTMENTS   PRO FORMA   HISTORICAL   ADJUSTMENTS   PRO FORMA
                              ----------   -----------   ---------   ----------   -----------   ---------
                                        ($ IN MILLIONS)                        ($ IN MILLIONS)
Operating Revenues..........    $3,277        $  --       $3,277       $6,182        $  --       $6,182
Operating Expenses:
  Labor and Fringe..........     1,272           --        1,272        2,458           --        2,458
  Materials, Supplies and
     Other..................       629           --          629        1,141           --        1,141
  Conrail Operating Fees,
     Rents and Services.....       182         (127)(a)       55          357         (250)(a)      107
  Related Party Service
     Fees...................        90           --           90          177           --          177
  Building and Equipment
     Rents..................       199            3(b)       202          404            8(b)       412
  Depreciation..............       281          101(c)       382          548          207(c)       755
  Fuel......................       305           --          305          566           --          566
  Provision for Casualty
     Claims.................        --           --           --          229           --          229
  Restructuring
     Charge -- Net..........        47           --           47           13           --           13
                                ------        -----       ------       ------        -----       ------
     Total..................    $3,005        $ (23)      $2,982       $5,893        $ (35)      $5,858
                                ------        -----       ------       ------        -----       ------
     Operating Income.......       272           23          295          289           35          324
Other Income and Expense
  Other Income..............        (1)          --           (1)          28           --           28
  Interest Expense..........        49           12(d)        61          101           27(d)       128
                                ------        -----       ------       ------        -----       ------
     Income before Income
       Taxes................       222           11          233          216            8          224
Provision for Income
  Taxes.....................        87            4(e)        91           77            3(e)        80
                                ------        -----       ------       ------        -----       ------
     Net Income.............    $  135        $   7       $  142       $  139        $   5       $  144
                                ======        =====       ======       ======        =====       ======

------------

The following adjustments record the various income and expense effects of the Conrail Spin Off Transactions, including the effects of the exchange offer and consent solicitation. These amounts are estimated based on the current carrying amounts of CSX's investment in Conrail except for the interest expense on debt which is at estimated fair value. The amounts recorded upon consummation of the Conrail Spin Off Transactions will reflect the fair value of the assets and liabilities received and, as a result, could differ from these estimates.

(a) Decrease in Conrail Operating Fees, Rents and Services will eliminate lease payments from CSXT to NYC for road and equipment leases, as the underlying assets will be received by CSXT.
(b) Increase in Building and Equipment Rents will record:
    (i) NYC's equity in the earnings of its investment in a leasing company, which will be received by CSXT, and
    (ii) various operating leases that will be assumed by CSXT.
(c) Increase in depreciation to record depreciation expense related to the NYC assets received by CSXT as a result of the Conrail Spin Off Transactions. This amount is estimated based on the current carrying amount and related depreciation of CSX's investment in Conrail. The actual amount will reflect the fair market value of the related assets upon consummation of the Conrail Spin Off Transactions. Based on the preliminary results of an appraisal of the NYC assets, the ultimate amount for depreciation upon consummation of the Conrail Spin Off Transactions will likely exceed this amount.
(d) Increase in Interest Expense will record interest expense on the debt assumed by CSXT in the debt exchange.
(e) Increase in Provision for Income Taxes will record the tax impact of the other adjustments, at a 38.8% tax rate.

Certain of the above adjustments would be different if less than all holders of Conrail Debentures validly tender, and do not withdraw, their Conrail Debentures in the exchange offer and consent solicitation. If 51% of holders validly tender, and do not withdraw, their Conrail Debentures in the exchange offer and consent solicitation, the amount for adjustment (d) would be reduced to $8 million and $17 million for the six months ended June 25, 2004 and the year ended December 26, 2003, respectively, and the amount for adjustment (e) would be increased to $6 million and $7 million for the six months ended June 25, 2004 and the year ended December 26, 2003, respectively. If 75% of holders validly tender, and do not withdraw, their Conrail Debentures in the exchange offer and consent solicitation, the amount for adjustment (d) would be reduced to $10 million and $22 million for the six months ended June 25, 2004 and the year ended December 26, 2003, respectively, and the amount for adjustment (e) would be increased to $5 million and $5 million for the six months ended June 25, 2004 and the year ended December 26, 2003, respectively.

                                      CSXT-4

                                 CAPITALIZATION

     The following table sets forth debt and total capitalization of CSXT at June 25, 2004, and as adjusted to give effect to the Conrail Spin Off Transactions assuming that holders of all Conrail Debentures validly tender and do not withdraw in the exchange offer and consent solicitation. You should read this and the historical financial statements and accompanying notes that were included in CSXT's 2003 Annual Report on Form 10-K for the year ended December 26, 2003 and on CSXT's Quarterly Report on Form 10-Q for the six months ended June 25, 2004, which are incorporated by reference into the Prospectus and Consent Solicitation Statement, as supplemented hereby.

                                                                AS OF JUNE 25, 2004
                                                       --------------------------------------
                                                       HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                       ----------   -----------     ---------
                                                                  ($ IN MILLIONS)
LIABILITIES:
Current Maturities of Long-term Debt.................    $   88       $   30(a)      $   118
Current Liabilities Due to Parent Company............     2,366         (577)(b)       1,789
Current Liabilities Due to Affiliates................       528          (29)(c)         499
Long-term Debt.......................................       677          553(a),(d)    1,230
                                                         ------       ------         -------
     Total Debt (including current portion and
       related party balances).......................     3,659          (23)          3,636
                                                         ------       ------         -------
SHAREHOLDER'S EQUITY:
  Common stock.......................................       181         --               181
  Other Capital......................................     1,380        3,748(e)        5,128
  Accumulated Other Comprehensive Income.............        47         --                47
  Retained Earnings..................................     4,055         --             4,055
                                                         ------       ------         -------
     Total Shareholder's Equity......................     5,663        3,748           9,411
                                                         ------       ------         -------
     Total Capitalization (including current portion
       of Long-term Debt and related party
       balances).....................................    $9,322       $3,725         $13,047
                                                         ======       ======         =======

---------------

(a)To record $30 million of current maturities and $107 million of long-term debt for liabilities incurred through the Conrail Spin Off Transactions related to the restructuring of Conrail's secured debt.
(b)$577 million decrease in amount Due to Parent Company to record extinguishment of long-term advances to CSX from NYC.
(c)$29 million decrease in amount Due to Affiliates will eliminate amounts due from CSXT to NYC; these will now be intra-company balances.
(d)To record the issuance of the New CSXT Notes in exchange for existing Conrail Debentures as contemplated by the Conrail Spin Off Transactions assuming all holders of Conrail Debentures validly tender, and do not withdraw, their Conrail Debentures. The amount of this adjustment, $446 million, reflects the estimated fair value of the $336 million aggregate principal amount of the New CSXT Notes.
(e)$3,748 million increase in Other Capital will record the net impact of the above adjustments.

Certain of the above adjustments would be different if less than all holders of Conrail Debentures validly tender, and do not withdraw, their Conrail Debentures. If 51% of holders validly tender, and do not withdraw, their Conrail Debentures, the amount for adjustment (d) would be reduced to $388 million and the amount for adjustment (e) would be increased to $3,849 million. If 75% of holders validly tender, and do not withdraw, their Conrail Debentures in the exchange offer and consent solicitation, the amount for adjustment (d) would be reduced to $469 million and the amount for adjustment (e) would be increased to $3,799 million.

                                      CSXT-5

                       RATIO OF EARNINGS TO FIXED CHARGES

     For purposes of computing the ratio of earnings to fixed charges, "earnings" represent earnings from operations before income taxes plus interest expense related to indebtedness, amortization of debt discount and the interest portion of fixed rent expense, less undistributed earnings of affiliates accounted for using the equity method. "Fixed charges" include interest on indebtedness (whether expensed or capitalized), amortization of debt discount and the interest portion of fixed rent expense.

     The following table sets forth the ratios of earnings to fixed charges of CSXT for the periods indicated:

                                                              FISCAL YEAR ENDED DECEMBER
                                                           --------------------------------
                                        SIX MONTHS ENDED   26,    27,    28,    29,    30,
                                         JUNE 25, 2004     2003   2002   2001   2000   1999
                                        ----------------   ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges....         4.4x        2.2x   3.7x   2.6x   1.8x   3.3x

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   CSX TRANSPORTATION, INC. AND SUBSIDIARIES

                       RATIO OF EARNINGS TO FIXED CHARGES
                             (MILLIONS OF DOLLARS)

                                     FOR THE
                                    SIX MONTHS                FOR THE FISCAL YEARS ENDED
                                      ENDED      ----------------------------------------------------
                                     JUNE 25,    DEC. 26,   DEC. 27,   DEC 28,    DEC. 29,   DEC. 31,
                                       2004        2003       2002       2001       2000       1999
                                    ----------   --------   --------   --------   --------   --------
Earnings:
  Earnings Before Income Taxes....     $222        $216       $479       $324       $170       $372
  Interest Expense................       49         101        113        130        120         77
  Amortization of debt discount...       (1)         --         (1)        --         --         --
  Interest Portion of Fixed
     Rent.........................       14          54         54         54         74         64
  Undistributed earnings of
     unconsolidated
     subsidiaries.................       (9)        (20)       (19)        (7)       (14)       (25)
                                       ----        ----       ----       ----       ----       ----
  Earnings, as Adjusted...........     $275        $351       $626       $501       $350       $488
                                       ----        ----       ----       ----       ----       ----
Fixed Charges:
  Interest Expense................     $ 49        $101       $113       $130       $120       $ 77
  Capitalized Interest............        1           3          3          6          6          8
  Amortization of Debt Discount...       (1)         --         (1)        --         --         --
  Interest Portion of Fixed
     Rent.........................       14          54         54         54         74         64
                                       ----        ----       ----       ----       ----       ----
  Fixed Charges...................     $ 63        $158       $169       $190       $200       $149
                                       ----        ----       ----       ----       ----       ----
  Ratio of Earnings to Fixed
     Charges......................      4.4x        2.2x       3.7x       2.6x       1.8x      3.3x
                                       ----        ----       ----       ----       ----       ----

                                      CSXT-6

                       DESCRIPTION OF THE NEW CSXT NOTES

     The description of the section "Consolidation, Merger, Conveyance or Transfer" in the CSXT Appendix is hereby amended as follows:

CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

     Other than in connection with the Conrail Spin Off Transactions, for purposes of this subsection, as such term is defined in the New CSXT Indenture, the New CSXT Indenture will restrict the CSXT Obligor's ability to consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person or permit any person to consolidate with or merge into the CSXT Obligor or convey, transfer or lease its properties and assets substantially as an entirety to the CSXT Obligor unless:

          (1) in case the CSXT Obligor shall consolidate with or merge into another person or convey, transfer or lease its properties and assets substantially as an entirety to any person, the person formed by such consolidation or into which the CSXT Obligor is merged or the person that acquired or leased such properties and assets shall be a legal entity organized and existing under the laws of any domestic or foreign jurisdiction, and shall expressly assume, by a supplemental New CSXT Indenture executed and delivered to the trustee, all of the CSXT Obligor's obligations with respect to the debt securities of each outstanding series and under the New CSXT Indenture;

          (2) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default will have occurred and be continuing; and

          (3) the CSXT Obligor delivers to the trustee an officer's certificate and an opinion of counsel each stating that the transaction and supplemental New CSXT Indenture, if any, comply with the applicable article of the New CSXT Indenture and that all conditions precedent in the New CSXT Indenture relating to the transaction have been complied with.

     Upon the merger of NYC Newco into CSXT in connection with the Conrail Spin Off Transactions, CSXT shall be deemed to have directly assumed the obligation to make due and punctual payment of the principal of and interest on the New CSXT Notes and perform every covenant of the New CSXT Indenture on the part of NYC Newco to be performed or observed. Upon such assumption, CSXT shall succeed to, and be substituted for and may exercise every right and power of NYC Newco under the New CSXT Indenture with the same effect as if CSXT had been NYC Newco, and NYC Newco shall be released from all obligations and covenants with respect to the New CSXT Notes.

     Upon any subsequent express assumption of the CSXT Obligor's obligations as described in (1) above, the CSXT Obligor shall be released and discharged from all obligations and covenants under the New CSXT Indenture and all New CSXT Notes.

     The New CSXT Indenture and the guarantee do not limit the ability of CSXT, as guarantor, to consolidate with, merge into, convey, transfer or lease its properties and assets, but such activities of CSXT will be so limited by provisions of the New CSXT Indenture set forth above upon NYC Newco's merger into CSXT and CSXT's assumption of NYC Newco's obligations with respect to the New CSXT Notes.

     In order to implement the above description of the New CSXT Indenture, Article Eight of the New CSXT Indenture shall be retitled "Consolidation, Merger, Conveyance, Transfer Or Lease" and shall be amended as set forth below:

     Section 801. Company May Consolidate, etc., Only on Certain Terms.

          Other than in connection with the Conrail Spin Off Transactions, the Company shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as

                                      CSXT-7
     an entirety to any Person, and no Person shall consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless:

             (1) in case the Company shall consolidate with or merge into another Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which the Company is merged or the Person which acquired by conveyance, transfer or lease the properties and assets of the Company substantially as an entirety shall be a legal entity organized and existing under the laws of any domestic or foreign jurisdiction, and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest and Additional Amounts, if any, on all the Securities and the performance of every covenant of this Indenture on the part of the Company to be performed or observed;

             (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and

             (3) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture, if any, comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

          Upon the merger of the Company into Guarantor in connection with the Conrail Spin Off Transactions, Guarantor shall be deemed to have directly assumed the obligation to make due and punctual payment of the principal of and any premium and interest and Additional Amounts, if any, on all the Securities and perform every covenant of this Indenture on the part of the Company to be performed or observed. Upon such assumption, Guarantor shall succeed to, and be substituted for and may exercise every right and power of the Company under this Indenture with the same effect as if Guarantor had been named as the Company herein, and the Company shall be released from all obligations and covenants with respect to the Securities.

     Section 802.  Successor Person Substituted for Company.

     Upon any consolidation or merger by the Company with or into any other Person, or any conveyance, transfer or lease by the Company of its properties and assets substantially as an entirety to any Person in accordance with Section 801, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein; and in the event of any such conveyance, transfer or lease, the Company (which term shall for this purpose mean the Person named as the "Company" in the first paragraph of this Indenture until the consummation of the merger of the Company into Guarantor in connection with the Conrail Spin Off Transactions, at which point the "Company" shall mean the Person named as "Guarantor" in the first paragraph of this instrument, or following such merger any other successor Person which shall become such in the manner described in Section 801) shall be discharged from all obligations and covenants under this Indenture, the Securities and the Coupons and may be dissolved and liquidated. The successor Person may cause to be signed, and may issue either in its own name or in the name of the Company any or all of the Securities issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the Company Order of such successor Person instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee, pursuant to the terms hereof, shall authenticate and shall deliver any Securities together with any Coupons appertaining thereto which previously shall have been signed and delivered by the Officers to the Trustee for authentication, and any Securities which such successor Person thereafter shall cause to be signed and delivered to the Trustee for that purpose. All of the Securities so issued together with any Coupons appertaining thereto shall in all respects have the same legal rank and benefit under this Indenture as the Securities theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Securities had been issued at the date of the execution hereof. In case of any such consolidation, merger,

                                      CSXT-8
conveyance, transfer or lease, such changes in phrasing and form (but not in substance) may be made in the Securities and the Coupons thereafter to be issued as may be appropriate."

     The descriptions that follow below are additions to the CSXT Appendix and such Appendix is hereby amended as follows:

CORPORATE EXISTENCE AND CONDUCT OF BUSINESS

     A new covenant shall be added to the New CSXT Indenture to be identified as
Section 1008 which shall provide as follows:

     "Section 1008.  Existence; Conduct of Business.

          The Company will do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal corporate existence and the rights, licenses, permits, privileges and franchises it reasonably deems necessary to the conduct of its business; provided that the foregoing shall not prohibit any merger, consolidation, conveyance, transfer or lease not prohibited under Article Eight."

REPORTING OBLIGATIONS OF THE CSXT OBLIGOR

     Section 704 "Reports by Company" of the New CSXT Indenture shall be amended as follows:

          "The Company, pursuant to Section 314(a) of the Trust Indenture Act, shall:

          (1) file with the Trustee, within 15 days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934; or, if the Company is not required to file information, documents or reports pursuant to either of said Sections, then it shall file with the Trustee audited annual and unaudited quarterly financial statements as would have been required to be included in an annual report on Form 10-K or a quarterly report on Form 10-Q, as applicable;

          (2) file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations; and

          (3) transmit to all Holders of Securities within 30 days after the filing thereof with the Trustee, in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, such summaries of any information, documents and reports required to be filed by the Company pursuant to paragraphs (1) and (2) of this Section as may be required by rules and regulations prescribed from time to time by the Commission.

     Delivery of such documents, reports and information pursuant to this
Section 704 is for information purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on an Officers' Certificate).

     The Company shall reasonably promptly notify the Trustee when any Securities become listed on any national securities exchange and of any delisting therefrom."

                                      CSXT-9

          COMPARISON OF THE NEW CSXT NOTES AND THE CONRAIL DEBENTURES

CONSOLIDATION, MERGER, CONVEYANCE, LEASE OR TRANSFER

     Under the Conrail Indenture, upon any consolidation of Conrail with, or merger of Conrail into, any other corporation, or upon any conveyance, lease or transfer of Conrail's property as an entirety or substantially as an entirety to any other corporation, if any Principal Property of Conrail or of any Subsidiary, or any shares of stock or Debt of any Subsidiary would thereupon become subject to any Lien, then unless such Lien could be created without triggering the requirements described in "--Limitation upon Liens" above to equally and ratably secure the Conrail Debentures, Conrail, prior to the consolidation, merger, conveyance, lease or transfer, must secure the outstanding Conrail Debentures equally and ratably with the Debt secured by such Lien, or must cause the Conrail Debentures to be so secured. The New CSXT Indenture does not contain such a provision, or any provision similar to the provision, described in this paragraph.

     In addition, the Conrail Indenture provides that the restrictions relating to consolidation, merger, conveyance, lease or transfer do not apply to mergers or consolidations in which Conrail is the surviving corporation or is the transferee or lessee and do not apply to any conveyance, lease, transfer, or sublease described or contemplated in that certain Transaction Agreement, dated as of June 10, 1997, by and among CSX, CSXT, NSC, NSR, CRR, Conrail, and CRR Holdings (as it may have been or may be amended, modified or supplemented from time to time, the "Transaction Agreement"). By contrast, the provision in the New CSXT Indenture relating to consolidation, merger, conveyance, transfer or lease applies (1) in the event of mergers or consolidations, conveyances, transfers or leases in which the CSXT Obligor is not the surviving person or the transferee and (2) in the event of mergers or consolidations, conveyances, transfers or leases in which the CSXT Obligor is the surviving corporation or the transferee, in each case, other than in the event of mergers or consolidations, conveyances, transfers or leases in connection with the Conrail Spin Off Transactions. The provision in the New CSXT Indenture relating to consolidation, merger, conveyance, transfer or lease also differs from the one in the Conrail Indenture in other less material ways, including that the New CSXT Indenture requires that the person formed by the consolidation or the surviving person in the merger or the acquiror or lessor of the property be a legal entity organized under the laws of any foreign or domestic jurisdiction, rather than a corporation organized under the laws of the United States, one of the states or the District of Columbia as required in the Conrail Indenture. The provision in the New CSXT Indenture relating to consolidation, merger, conveyance, transfer or lease is otherwise substantially similar to the applicable provision in the Conrail Indenture. For a detailed description of the relevant provision in the New CSXT Indenture, see "Description of the New CSXT Notes--Consolidation, Merger, Conveyance, Transfer or Lease."

                                     CSXT-10

                         CONSOLIDATED RAIL CORPORATION
                  (A WHOLLY-OWNED SUBSIDIARY OF CONRAIL INC.)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
UNAUDITED FINANCIAL STATEMENTS
Consolidated Statements of Income for the Three Months and
  Six Months Ended June 30, 2004 and 2003...................  F-2
Consolidated Balance Sheets as of June 30, 2004 and December
  31, 2003..................................................  F-3
Consolidated Statements of Cash Flows for the Six Months
  Ended June 30, 2004 and 2003..............................  F-4
Notes to Consolidated Financial Statements..................  F-5

                         CONSOLIDATED RAIL CORPORATION
                  (A WHOLLY-OWNED SUBSIDIARY OF CONRAIL INC.)

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                             THREE MONTHS       SIX MONTHS
                                                                 ENDED             ENDED
                                                               JUNE 30,          JUNE 30,
                                                             -------------     -------------
                                                             2004     2003     2004     2003
                                                             ----     ----     ----     ----
                                                                     ($ IN MILLIONS)
Operating Revenues NSC/CSX (Note 2)........................  $211     $211     $418     $416
Third parties..............................................    25       20       48       41
                                                             ----     ----     ----     ----
  Total operating revenues.................................   236      231      466      457
OPERATING EXPENSES
  Compensation and benefits................................    46       43       91       85
  Fuel.....................................................     2        2        4        4
  Material, services and rents.............................    29       31       57       62
  Depreciation and amortization............................    79       85      158      166
  Casualties and insurance.................................     4       (1)       7        1
  Other....................................................     2        5        6       10
                                                             ----     ----     ----     ----
  Total operating expenses.................................   162      165      323      328
                                                             ----     ----     ----     ----
Income from operations.....................................    74       66      143      129
Interest expense...........................................   (25)     (25)     (49)     (50)
Other income, net..........................................    28       21       54       41
                                                             ----     ----     ----     ----
Income from continuing operations before income taxes and
  accounting changes.......................................    77       62      148      120
Provision for income taxes.................................    28       23       54       44
                                                             ----     ----     ----     ----
Income from continuing operations before accounting
  changes..................................................    49       39       94       76
Cumulative effect of changes in accounting principles, net
  of taxes (Note 4)........................................    --       --       (1)      40
                                                             ----     ----     ----     ----
NET INCOME.................................................  $ 49     $ 39     $ 93     $116
                                                             ====     ====     ====     ====

See accompanying notes to the consolidated financial statements.

                         CONSOLIDATED RAIL CORPORATION
                  (A WHOLLY-OWNED SUBSIDIARY OF CONRAIL INC.)

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                              JUNE 30,   DECEMBER 31,
                                                                2004         2003
                                                              --------   ------------
                                                                  ($ IN MILLIONS)
ASSETS
Current Assets
  Cash and cash equivalents.................................   $   25       $    9
  Accounts receivable, net..................................       29           34
  Due from NSR/CSXT.........................................      143          136
  Deferred tax assets.......................................       45           45
  Material and supplies.....................................       10            8
  Other current assets......................................       18           16
                                                               ------       ------
     Total current assets...................................      270          248
Property and equipment, net.................................    6,001        6,119
Notes receivable from NSC/CSX...............................    1,374        1,231
Other Assets................................................      509          503
                                                               ------       ------
     Total assets...........................................   $8,154       $8,101
                                                               ======       ======

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
  Accounts payable..........................................       28           37
  Current maturities of long-term debt......................       61           58
  Due to NSC/CSX............................................        5            5
  Wages and employee benefits...............................       26           31
  Casualty reserves.........................................       39           39
  Accrued and other current liabilities.....................       91          107
                                                               ------       ------
     Total current liabilities..............................      250          277
Long-term debt..............................................    1,078        1,067
Casualty reserves...........................................      112          125
Deferred income taxes.......................................    1,811        1,827
Other liabilities...........................................      459          455
                                                               ------       ------
     Total liabilities......................................    3,710        3,751
                                                               ------       ------
Stockholder's equity
  Common stock ($1 par value; 100 shares authorized, issued
     and outstanding).......................................       --           --
  Additional paid-in capital................................    2,269        2,268
  Retained earnings.........................................    2,279        2,186
  Accumulated other comprehensive loss......................     (104)        (104)
                                                               ------       ------
     Total stockholder's equity.............................    4,444        4,350
                                                               ------       ------
     Total liabilities and stockholder's equity.............   $8,154       $8,101
                                                               ======       ======

See accompanying notes to the consolidated financial statements.

                         CONSOLIDATED RAIL CORPORATION
                  (A WHOLLY-OWNED SUBSIDIARY OF CONRAIL INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                 SIX MONTHS
                                                               ENDED JUNE 30,
                                                              ----------------
                                                               2004      2003
                                                              ------    ------
                                                              ($ IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $  93     $ 116
Adjustments to reconcile net income to net cash provided by
  operating activities:
Net cumulative effect of changes in accounting principles...      1       (40)
Depreciation and amortization...............................    158       166
Deferred income taxes.......................................    (19)      (14)
Equity in earnings of affiliates............................    (14)       (9)
Gains from sales of property................................     (2)       (1)
Pension expense (credit)....................................      5        (2)
Changes in:
  Accounts receivable.......................................      5         2
  Accounts and wages payable................................    (14)        3
  Accrued and other current liabilities.....................    (16)      (23)
  Due from NSR/CSXT.........................................     (7)       19
  Due to NSC/CSX............................................     --        (3)
Other.......................................................     (6)      (17)
                                                              -----     -----
     Net cash provided by operating activities..............    184       197
                                                              -----     -----
CASH FLOWS FROM INVESTING ACTIVITIES
  Property and equipment acquisitions.......................     (9)      (16)
  Notes receivable from NSC/CSX.............................   (143)     (168)
  Proceeds from disposal of property and equipment..........      6         3
  Other.....................................................     (4)        2
                                                              -----     -----
     Net cash used in investing activities..................   (150)     (179)
                                                              -----     -----
CASH FLOWS FROM FINANCING ACTIVITIES
     Payment of long-term debt..............................    (18)      (21)
                                                              -----     -----
     Net cash used in financing activities..................    (18)      (21)
                                                              -----     -----
Net Increase (Decrease) in Cash and Cash Equivalents........     16        (3)
Cash and Cash Equivalents
  At beginning of period....................................      9        14
                                                              -----     -----
  At end of period..........................................  $  25     $  11
                                                              =====     =====

See accompanying notes to the consolidated financial statements.

                         CONSOLIDATED RAIL CORPORATION
                  (A WHOLLY-OWNED SUBSIDIARY OF CONRAIL INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

     The unaudited financial statements contained herein present the consolidated financial position of Consolidated Rail Corporation ("Conrail" or the "Company") as of June 30, 2004 and December 31, 2003, the consolidated results of operations for the three and six-month periods ended June 30, 2004 and 2003 and the consolidated cash flows for the six-month periods ending June 30, 2004 and 2003. In the opinion of management, these financial statements include all adjustments, consisting of normal recurring adjustments necessary to present fairly the results for the interim periods included.

2.  DESCRIPTION OF BUSINESS

     Conrail, a principal freight railroad in the Northeastern United States, is a wholly-owned subsidiary of Conrail Inc. CSX Corporation ("CSX") and Norfolk Southern Corporation ("NSC"), the major rail holding companies in the Eastern United States, jointly control Conrail Inc. through their ownership interests in CRR Holdings LLC ("CRR"), whose primary subsidiary is Green Acquisition Corporation, which owns Conrail Inc. CSX and NSC have equity interests in CRR of 42% and 58%, respectively, and voting interests of 50% each. Under operating and lease agreements, CSX and NSC operate a substantial portion of Conrail's properties through their respective railroad subsidiaries, CSX Transportation, Inc ("CSXT") and Norfolk Southern Railway Company ("NSR").

     The major source of Conrail's revenues is from CSXT and NSR, primarily in the form of rental revenues and operating fees.

3.  RECENT DEVELOPMENTS

 PROPOSED SPIN OFF OF CONRAIL'S SUBSIDIARIES

     In June 2003, Conrail, together with CSX and NSC, filed a joint petition with the Surface Transportation Board ("STB") to establish direct ownership and control by CSXT and NSR of certain portions of the Conrail system already operated by them in a substantially independent manner, under various agreements. These portions of the Conrail system are currently owned by Conrail's primary subsidiaries, New York Central Lines LLC ("NYC") and Pennsylvania Lines LLC ("PRR"). The proposed transactions involve the termination of the existing operating agreements and the transfer of the direct equity ownership of NYC and PRR to CSXT and NSR, respectively. The proposed transactions do not involve the Company's other properties ("Shared Assets Areas") that will continue to be owned and operated by Conrail. The consummation of the proposed transactions is subject to a number of conditions, including, among other things, that the STB authorization, obtained by the parties in November 2003, remains in full force and effect, that the Internal Revenue Service ruling received by the parties in November 2003, favorably qualifying the proposed transactions as non-taxable, remains in full force and effect and that the parties obtain required consents from Conrail's debt holders and other lessors and counterparties to certain of Conrail's equipment leases and related financing arrangements.

     As a part of the proposed transactions, Conrail is undertaking a restructuring of its existing unsecured and secured public indebtedness. New guaranteed debt securities of two newly formed corporate subsidiaries of CSXT and NSR would be offered in a 42%/58% ratio as well as substantially all of the equity of such new subsidiaries in exchange for the equity of NYC and PRR. Upon completion of the proposed transactions, the new debt securities would become direct unsecured obligations of CSXT and NSR, respectively. Conrail's secured debt and lease obligations will remain obligations of Conrail and are expected to be supported by new leases and subleases that, upon consummation of the proposed transactions, would be the direct lease and sublease obligations of CSXT and NSR, respectively.

                         CONSOLIDATED RAIL CORPORATION
                  (A WHOLLY-OWNED SUBSIDIARY OF CONRAIL INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     Effective July 26, 2004, Conrail, CSXT and NSR announced the commencement of the exchange offer for Conrail's unsecured debt. In connection with this exchange offer, Conrail also is soliciting consents from the holders of the unsecured debt to permit the proposed restructuring. In addition, on July 26, 2004, Conrail began soliciting consents from holders of certain secured debt and lease obligations to, among other things, permit the proposed restructuring. Both the exchange offer and unsecured and secured debt consent solicitations will expire on August 23, 2004, unless extended.

     Conrail, NSC and CSX are working to complete all steps necessary to consummate the proposed transactions in 2004. CSX and NSC are progressing toward ascertaining the fair value effects of the proposed transactions, which will be reflected in the accounting for the proposed transactions once consummated and that analysis has been completed. Upon consummation of the proposed transactions, Conrail's primary source of revenue will be related to the operation of the Shared Assets Areas instead of the operating and equipment rental activities of NYC and PRR. Conrail's future operating expenses will also reflect this change in operations. Accordingly, Conrail's prospective operating results will be significantly different from those currently reported.

4.  NEW ACCOUNTING PRONOUNCEMENTS

     In March 2004, Conrail adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46R, "Consolidation of Variable Interest Entities'("FIN 46R") which requires that a variable interest entity be consolidated by the company that is subject to a majority of the economic risks and/or rewards of that entity. Pursuant to FIN 46R, in the first quarter of 2004, Conrail consolidated a locomotive leasing entity, Locomotive Management Services ("LMS") and recorded a $1 million net adjustment for the cumulative effect of this accounting change. LMS had total assets, primarily depreciable equipment, of $40 million as of June 30, 2004. Total liabilities as of June 30, 2004, totaled $42 million, including $4 million and $30 million of current and long-term debt, respectively. The consolidation of LMS will not have an impact on net income in future periods as Conrail previously accounted for its investment in LMS under the equity method of accounting.

     The Company also adopted FASB Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. Pursuant to SFAS 143, companies are precluded from accruing removal cost expenses that are not legal obligations. Previously, the Company and most other railroads had accrued removal costs as a component of depreciation expense. In the first quarter of 2003, the Company recorded income of $40 million for the cumulative effect of this change ($65 million before taxes). Effective with this pronouncement, removal costs are expensed as incurred. This change did not have a material impact on the Company's consolidated financial statements.

                         CONSOLIDATED RAIL CORPORATION
                  (A WHOLLY-OWNED SUBSIDIARY OF CONRAIL INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

5.  PENSION AND POSTRETIREMENT BENEFITS

     The Company and its subsidiaries sponsor several qualified and nonqualified pension plans and other postretirement benefit plans for its employees. Components of the net periodic cost (benefit) for the three months ended June 30 were as follows (in millions):

                                                                PENSION
                                                               BENEFITS
                                                              -----------
                                                              2004   2003
                                                              ----   ----
Service cost................................................  $  1   $  1
Interest cost...............................................    19     20
Expected return on assets...................................   (23)   (26)
Amortization of unrecognized net actuarial (gain) loss......     8      3
                                                              ----   ----
Net cost (benefit)..........................................  $  5   $ (2)
                                                              ====   ====

     The net periodic cost for other postretirement benefits was $1 million for the six-month period ending June 30, 2004 and 2003, respectively.

  CONTRIBUTIONS FOR PENSIONS AND OTHER POSTRETIREMENT BENEFITS

     Conrail previously disclosed in its consolidated financial statements for the year ended December 31, 2003, that it expected to contribute $2 million to the pension plans and $3 million to the other postretirement benefit plans in 2004. For the six months ended June 30, 2004, contributions of $1 million have been made for each of the plans. Conrail presently anticipates contributing in 2004 a total of $2 million and $3 million for its pension and other postretirement benefits plans, respectively.

  MEDICARE CHANGES

     The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law in December 2003. The Act introduces a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Because significant uncertainties exist regarding the measurement and disclosure requirements of the Act, the FASB has issued staff position No. FAS 106-1, which allows a plan sponsor to recognize or defer accounting for the effects of the Act in their 2003 financial statements. The Company has elected the deferral option and is currently evaluating how the Act may impact its postretirement benefit obligations.

6.  COMMITMENTS AND CONTINGENCIES

  ENVIRONMENTAL

     The Company is subject to various federal, state and local laws and regulations regarding environmental matters. The Company is a party to various proceedings brought by both regulatory agencies and private parties under federal, state and local laws, including Superfund laws, and has also received inquiries from governmental agencies with respect to other potential environmental issues. The Company has received, together with other companies, notices of its involvement as a potentially responsible party or requests for information under the Superfund laws with respect to cleanup and/or removal costs due to its status as an alleged transporter, generator or property owner at 29 locations. Conrail regularly participates in monitoring the status of the known sites and assessing the adequacy of the liability estimates.

                         CONSOLIDATED RAIL CORPORATION
                  (A WHOLLY-OWNED SUBSIDIARY OF CONRAIL INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     At June 30, 2004 and December 31, 2003, the Company had accrued $62 million and $61 million, respectively, for estimated environmental exposures. The Company anticipates that much of this liability will be paid out over five years; however, some costs will be paid out over a longer period. The Company believes the ultimate liability for these matters will not materially affect its consolidated financial condition.

  CASUALTY

     The casualty claim liability is determined using the aid of an independent actuarial firm based upon claims filed and an estimate of claims incurred but not yet reported. The Company is generally self-insured for casualty claims. Claims in excess of self-insurance levels are insured up to excess coverage limits. While the ultimate amounts of claims incurred are dependent upon future developments, in management's opinion, the recorded liability is adequate to cover expected probable payments.

  OTHER

     The Company is involved in other various legal actions and claims arising from the ordinary course of railroad operations. The Company believes it has recorded liabilities sufficient to cover the future payments for such claims.

                                 EXCHANGE AGENT
                              THE BANK OF NEW YORK

       BY REGISTERED OR CERTIFIED MAIL:                BY HAND OR OVERNIGHT COURIER:
             The Bank of New York                           The Bank of New York
             Reorganization Unit                            Reorganization Unit
            101 Barclay Street, 7E                           101 Barclay Street
           New York, New York 10286                   Corporate Trust Services Window
 Attention: William Buckley/Carolle Montreuil             New York, New York 10286
                                                Attention: William Buckley/Carolle Montreuil
                BY FACSIMILE:                              CONFIRM BY TELEPHONE:
                (212) 298-1915                              (212) 815-5788/5920

     Questions and requests for assistance or for additional copies of this prospectus and consent solicitation statement supplement and the revised letter of consent/transmittal may be directed to the information agent at the telephone number and address listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning this exchange offer and consent solicitation.

                               INFORMATION AGENT

   THE INFORMATION AGENT FOR THIS EXCHANGE OFFER AND CONSENT SOLICITATION IS:

                           INNISFREE M&A INCORPORATED
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                        Banks and Brokers Call Collect:
                                 (212) 750-5833
                           All Others Call Toll Free:
                                 (877) 456-3507

                                 DEALER MANAGER

   THE DEALER MANAGER FOR THIS EXCHANGE OFFER AND CONSENT SOLICITATION IS AS
                                    FOLLOWS:

                                 MORGAN STANLEY
                                 1585 Broadway
                            New York, New York 10036
                        Attn: Liability Management Group
                     Telephone: (800) 624-1808 (Toll Free)
                            Collect: (212) 761-1864
                             Contact: Patrick Sieb

                                 August 9, 2004